Exhibit 1

FOR RELEASE FEBRUARY 24, 2004	CONTACT: Sonia Ross (403) 295-4532

NovAtel Reports Record Revenues

for the Fourth Quarter and Full Year 2003

(Calgary, Alberta, Canada, February 24, 2004)– NovAtel Inc. (NASDAQ: NGPS), a global positioning systems manufacturer, today announced its financial results for the fourth quarter and full year ended December 31, 2003.

For the full year ended December 31, 2003, revenues were CDN $38.7 million (US $27.3 million), up from CDN $33.1 million (US $21.1 million) in 2002.  The Company earned net income of CDN $3.5 million (US $2.4 million) for 2003, or CDN $0.45 (US $0.32) per share - basic, compared with a net income of CDN $1.5 million (US $952,000) in 2002, or CDN $0.19 (US $0.12) per share - basic.

Revenues in the fourth quarter 2003 were CDN $11.3 million (US $8.6 million) compared to CDN $11.2 million (US $7.1 million) in the similar period a year ago.   The Company is reporting net income for the fourth quarter 2003 of CDN $1.0 million (US $788,000) or CDN $0.13 (US $0.10) per share - basic compared with a net income of CDN $1.4 million (US $912,000) or CDN $0.19 (US $0.12) per share - basic in the similar period a year ago.  The revenue and net income in the fourth quarter of the prior year benefited from a CDN $3.8 million shipment into China’s SNAS aviation program.  There were no comparable shipments to the SNAS program in the fourth quarter of 2003.

 “I am very pleased to announce that we achieved year-over-year revenue growth for all of 2003 of 17% despite being negatively impacted by the weaker US dollar versus the Canadian dollar,” stated Jon Ladd, NovAtel’s President and CEO.  “We estimate the adverse impact of the US exchange rate on our full year 2003 revenue was approximately CDN $4.5 million.  If we had experienced the favourable 2002 US dollar exchange rates in 2003, our revenue would have grown by 30% year-over-year.  Nonetheless, our 2003 revenues of $38.7 million represent a historical record for NovAtel.”

“A number of factors led to NovAtel’s improved performance in 2003,” continued Ladd.  “The majority of the revenue growth continued to be generated in our Special Applications market, which for the full year contributed $22.6 million in revenue, up 35% from 2002.  Our shipments into the Geomatics market, largely through Point, Inc., our joint venture with Sokkia Co., Ltd., contributed $8.4 million in revenue, ahead of last year by 48%.  As noted in our third quarter 2003 earnings release, we see certain positive trends in this part of our business.  Our Aerospace & Defense revenue came in at $7.6 million, 28% below 2002, due to the timing of shipments into the aforementioned SNAS program in China.”

“I am particularly encouraged by the growth in our Special Applications revenue, which we believe validates our “NovAtel inside” OEM strategy.   Our acquisition of the CMC Electronics Inc. non-aviation GPS OEM L1 business in May 2003 extended our product and technology offerings and contributed $2.3 million revenue to our Special Applications market in 2003,” concluded Ladd.

Werner Gartner, Executive Vice President and CFO, added, “The combination of our revenue growth and prudent management of our expenses and working capital, allowed us to increase our net income from continuing operations for full year 2003 by 45% over 2002 to $3.1 million.  The fourth quarter of 2003 also marked the ninth consecutive quarter of positive operating cash flow for NovAtel.”

“Looking forward to the balance of 2004, our initial guidance for the full year 2004, assuming that the US dollar relative to the Canadian dollar remains at current levels, is revenue of between CDN $45 and $47 million and net income of between CDN $4.3 and $4.6 million,” concluded Gartner.

The US dollar financial information presented above is translated from the Canadian dollar financial information at the average rates in effect during the relevant reporting periods, as follows:

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002
Canadian dollar per US dollar	$1.322	$1.575	$1.418	$1.573

During the conference call the Company will have this afternoon at 4:30 p.m. ET, the Company will be providing updates and further information on the following:  the L1 GPS business; Point, Inc.; its shipments to Leica Geosystems; and the Company’s outlook for 2004.  Participants may access the NovAtel Inc. conference call by dialing 1-800-446-4498 (North America) or 416-695-7896 (International), reservation number T482153C.  This call is also being web cast and can be accessed at NovAtel’s web site www.novatel.com or at www.companyboardroom.com.

A replay of the conference call will be available until March 2, 2004 by dialing 1-888-509-0082 (North America) or 416-695-5275 (International), or until April 15, 2004 at the web addresses noted above.

The web cast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors.  Individual investors can listen to the call through CCBN’s individual investor centre at www.companyboardroom.com or by visiting any of the investor sites in CCBN’s Individual Investor Network such as America Online’s Personal Finance Channel, Fidelity Investments® (Fidelity.com) and others.   Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

NovAtel Inc. is a leading provider of precise global positioning and augmentation technologies designed to afford our customers rapid integration and superior return on investment. The Company’s core technology is being applied in diversified positioning markets around the globe including agriculture, mining, marine, surveying, unmanned systems and machine control. NovAtel is also the prime supplier of GPS ground reference receivers to national satellite-based augmentation systems worldwide including the U.S. WAAS, Europe EGNOS, Japan MSAS and China SNAS. For more information, visit www.novatel.com.

Certain statements in this news release, including financial guidance, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of the Company’s new products, impact and timing of large orders, credit risks of customers and joint ventures, financing of joint ventures, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build product, product defects, U.S. dollar to Canadian dollar exchange rate fluctuations and the impact of industry consolidations, together with the other risks and uncertainties described in the Company’s filings with the United States Securities and Exchange Commission.  The Company undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS

(in Canadian $ thousands)

(Unaudited)

	Dec. 31,	Dec. 31,
	2003	2002
ASSETS
Current assets:
Cash and short term investments	$13,000	$6,572
Accounts receivable	6,383	9,634
Related party receivables	1,081	730
Related party notes receivable	1,721	1,932
Inventories	4,782	4,780
Prepaid expenses and deposits	357	284
Total current assets	27,324	23,932

Capital assets	3,700	2,460
Intangible assets	1,991	1,902
Deferred development costs	2,557	2,596
Total assets	$35,572	$30,890

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$5,868	$5,848
Related party payables	1,147	327
Notes payable	1,721	2,418
Deferred revenue and customer deposits	312	531
Provision for future warranty costs	410	344
Capital lease obligation - current portion	100	92
Total current liabilities	9,558	9,560

Deferred gain on sale/leaseback of capital assets	567	685
Capital lease obligation - long-term portion	—	98
Total liabilities	10,125	10,343

Shareholders’ equity:
Capital stock	37,012	35,572
Contributed surplus	13	13
Deficit	(11,578)	(15,038)
Total shareholders’ equity	25,447	20,547
Total liabilities and shareholders’ equity	$35,572	$30,890

The following amounts relating to discontinued operations are included in the consolidated balance sheet.

Current assets of discontinued operations	$—	$132
Non-current assets of discontinued operations	$—	$285
Current liabilities of discontinued operations	$40	$892
Non-current liabilities of discontinued operations	$—	$—

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

 (in Canadian $ thousands, except per share data)

(Unaudited)

	Three months ended		Year ended
	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002
Revenues:
Product sales	$9,916	$9,676	$32,138	$26,967
NRE fees	1,431	1,569	6,546	6,179
Total revenues	11,347	11,245	38,684	33,146

Cost of sales:
Cost of product sales	4,484	3,462	14,805	11,885
Cost of NRE fees	960	1,153	3,565	4,055
Total cost of sales	5,444	4,615	18,370	15,940

Gross profit	5,903	6,630	20,314	17,206

Operating expenses:
Research and development	1,938	1,471	7,123	5,334
Selling and marketing	1,479	2,325	5,269	5,361
General and administration	1,242	1,184	4,280	4,045
Total operating expenses	4,659	4,980	16,672	14,740

Operating income	1,244	1,650	3,642	2,466

Interest income, net	28	31	174	84
Other expense	(230)	(40)	(664)	(328)

Income from continuing operations before income taxes	1,042	1,641	3,152	2,222

Provision for income taxes	17	14	52	77

Net income from continuing operations	1,025	1,627	3,100	2,145

Income (loss) from discontinued operations	16	(190)	360	(648)

Net income	$1,041	$1,437	$3,460	$1,497

Net income (loss) per share (basic)
Continuing operations	$0.13	$0.21	$0.40	$0.28
Discontinued operations	0.00	(0.02)	0.05	(0.09)
Net income per share	$0.13	$0.19	$0.45	$0.19

Weighted average shares outstanding (basic)	7,817	7,685	7,723	7,681

Net income (loss) per share (diluted)
Continuing operations	$0.13	$0.21	$0.39	$0.27
Discontinued operations	0.00	(0.02)	0.04	(0.08)
Net income per share	$0.13	$0.19	$0.43	$0.19

Weighted average shares outstanding (diluted)	8,178	7,757	7,983	7,824